Exhibit 99.3

120 Collins Street Melbourne 3000 Australia T +61(0) 3 9283 3333 F +61(0) 3 9283 3707
Media release

Rio Tinto approves US$1.03 billion investment in Escondida Water Supply Project

25 July 2013

Rio Tinto has approved US$1.03 billion (Rio Tinto share) for the construction of a new 2,500 litre per second seawater desalination facility to ensure continued water supply and sustain operations at the Escondida mine in Chile. Rio Tinto holds a 30 per cent interest in Escondida.

The project will provide a sustainable supply of water for the new OGP1 copper concentrator approved in February 2012, while minimising Escondida's reliance on the region's aquifers.

Construction will commence in July 2013 with commissioning scheduled in 2017. The project will include two pipelines, four high pressure pump stations, a reservoir at the mine site and high voltage infrastructure to support the system.

Rio Tinto's investment will be funded through the company's share of Escondida's cash flows.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
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Bruce Tobin	Rachel Storrs
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 417 401 018

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597

David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media